DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
        AND METHOD OF CONVERSION TO FIXED BENEFIT OR INDIVIDUAL POLICIES
   FOR COLUMBUS LIFE'S SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
          OFFERED BY COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1
                       OF COLUMBUS LIFE INSURANCE COMPANY

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by Columbus Life Insurance Company ("Columbus Life") in connection with the issuance of Columbus Life's Survivorship Variable Universal Life Insurance Policy (the "Policy"), the transfer of assets held thereunder and the redemption by Policy owners of their interests in the Policies. This document also describes the method that Columbus Life will use when a Policy is exchanged for a fixed benefit insurance policy or split into two policies, either fixed or variable. Capitalized terms used herein have the same definition as in the Prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy as filed with the Securities and Exchange Commission.

Columbus Life Insurance Company Separate Account 1 ("Separate Account 1") is registered under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. Separate Account 1 has been designated to receive and invest premium payments from owners of the Policies. Separate Account 1 has 34 Sub-Accounts available under this Policy. Each Sub-Account invests in shares of a corresponding Fund of Deutsche Asset Management VIT Funds ("Deutsche"), Fidelity(R) Variable Insurance Products Funds ("Fidelity"), Janus Aspen Series ("Janus"), The Legends Fund, Inc. ("Legends"), MFS(R) Variable Insurance TrustSM ("MFS"), Oppenheimer Variable Account Funds and Oppenheimer's Panorama Series Fund, Inc. ("Oppenheimer") or Touchstone Variable Series Trust ("Touchstone"), each of which is registered under the 1940 Act. The investment experience of a Sub-Account depends upon the market performance of the corresponding Fund in which it invests.

I.       ISSUANCE PROCEDURES - PURCHASE AND RELATED TRANSACTIONS

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the cost of insurance charges and the insurance underwriting process. While certain Policy provisions, such as reinstatement and repayment of Indebtedness, do not result in the issuance or purchase of a Policy, they do require a Policy owner to make certain payments and involve a transfer of assets supporting Policy reserves into Separate Account 1.

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         A.       PREMIUM PAYMENTS

The Policy is a flexible premium policy. The Policy is called "flexible premium" because the Policy owner can change the amount and frequency of premium payments, within certain limits. The Policy owner is not required to make premium payments in set amounts or on a set schedule.

While this flexibility may be attractive, the Policy owner is responsible for making sufficient premium payments to ensure that the Policy continues. When a Policy is purchased, the applicant sets the amount and frequency of planned payments. This is the Planned Premium. Making Planned Premium payments does not guarantee that a Policy will continue. Because the Net Cash Surrender Value of a Policy is affected by other factors, such as the investment return, the charges related to the Policy, and the amount of loans and withdrawals the Policy owner has made, the Planned Premium payments may not be enough to keep the Policy in force. The Policy owner may need to increase the Planned Premium or make additional premium payments to keep the Policy in force.

Other than the initial premium payment, Columbus Life does not require any additional premium payments. A failure to make an additional premium payment will not of itself cause a Policy to lapse. While Columbus Life expects that most Policy owners will choose to pay Planned Premium payments, the Policy provides that additional premium payments may be made if (a) an Insured is then living and less than 100 years of age, (b) the premium payment is at least $50 and (c) the additional premium payment does not cause total premiums to exceed the maximum premium limitation for the Policy set by federal tax laws. If made through a pre-authorized, automatic plan, Columbus Life will accept additional premium payments of less than $50. Columbus Life reserves the right to limit the number and amount of any premium payments made in addition to the Planned Premium payment.

Columbus Life may accept premiums for a Policy from an employer or employer plan on behalf of a Policy owner. In such a case, the employer or employer plan is responsible for funds prior to remittance to Columbus Life. During the time the premiums are held by the employer or the employer plan, the Policy owner will not receive any investment return on the premiums and no insurance coverage will be provided as a result of those premiums. Columbus Life will apply the premium to the Policy upon receipt of the premium from the employer or employer plan according to the procedures described in this memorandum.

         B.       APPLICATION AND INITIAL PREMIUM PROCESSING

The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges may be based upon factors such as age, gender, health, tobacco use and occupation.

Upon receipt of a completed application and all other required forms, Columbus Life will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as


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medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

Any premium payment received by Columbus Life from the applicant before the underwriting process is completed will be held in escrow. After completing the underwriting process, Columbus Life will notify the applicant of its decision regarding the application. If the application is approved, the insurance coverage provided by the Policy will begin on the effective date of the Policy. The effective date of the Policy will be the date all of the following have occurred:

     o Columbus Life completes the underwriting process and approves the application;

     o The Policy owner has received the policy, signed any applicable amendments to the application, and paid the initial minimum premium while the Insureds are in the same health as indicated in the application.

Columbus Life will allocate the initial Net Premium to the selected investment options 15 days after the date we issue the Policy, or the date we receive the premium, if later. Between the date we issue the Policy and the date we allocate to the selected investment options, as described above, we will deposit the initial Net Premium into the money market Sub-Account. We reserve the right to deposit premium in the money market during the state law free look period.

Columbus Life will send confirmation statements indicating that the initial Net Premium has been deposited to the money market Sub-Account and subsequently allocated to the selected investment options.

If a premium payment has been made and Columbus Life rejects the application, Columbus Life will refund the applicant all premium payments made.

         C.       10 DAY REVIEW PERIOD

A Policy owner has 10 days to review the Policy after it is received. This 10-day review period is called the free look period. The state where the Policy owner lives may require a longer free look period.

If the Policy owner is not satisfied with the Policy, the Policy can be cancelled during the free look period. To cancel the Policy, it must be returned either to Columbus Life or to one of Columbus Life's insurance agent/financial representatives within the free look period. If the Policy is cancelled during the free look period, Columbus Life will refund:

o        The amount of Net Premiums allocated to the Fixed Account, plus

o The value of the investments in the Sub-Accounts attributed to the Policy as calculated on the date notice of cancellation is received by Columbus Life or the insurance agent/financial representative, plus

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o        Any charges deducted.

However, some state laws may require Columbus Life to refund the total premium payments made by the Policy owner.

         D.       ALLOCATION OF NET PREMIUMS

The Policy owner may allocate Net Premiums among investment options: currently 34 Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in a corresponding Fund of Deutsche, Fidelity, Janus, Legends, MFS, Oppenheimer or Touchstone. The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose the Policy owner to a higher risk of losing money. The Fixed Account provides a guaranteed minimum rate of return.

The following guidelines apply to the allocation of Net Premiums:

     o At least 1% of Net Premiums must be allocated to each investment option chosen.

     o Whole percentages must be used. For example, 33% or 34% is a permitted allocation to an investment option; 33 1/3% is not.

     o    The allocation percentages must total 100%.

When Net Premiums are allocated or amounts are transferred to a Sub-Account, the Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of the Monthly Policy Charges, will decrease the number of Accumulation Units. The number of Accumulation Units added to or subtracted from the Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when the transaction is processed. Columbus Life uses the following guidelines to determine the Valuation Date when the transaction is processed:

     o If Columbus Life receives the premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), Columbus Life will process the transaction on that Valuation Date.

     o If not, Columbus Life will process the transaction on the next Valuation Date.

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         E.       REINSTATEMENT

For a period of 5 years after termination, a Policy owner can request that Columbus Life reinstate the Policy. We will reinstate a Policy if:

     o Both Insureds are living or one Insured is living and the other Insured died before the Policy lapsed.

     o    Columbus Life receives satisfactory evidence of insurability.

     o The Policy owner makes a premium payment that increases the Net Cash Surrender Value to an amount equal to or greater than:

          o All costs and charges that Columbus Life would have deducted from the date the Policy entered the grace period to the date of reinstatement; and

          o The Monthly Policy Charges for the three months following the date of reinstatement.

     o The Policy owner repays or reinstates any Indebtedness that was outstanding on the date of termination.

Columbus Life will not reinstate a Policy if it has been surrendered for its Net Cash Surrender Value.

         F.       REPAYMENT OF INDEBTEDNESS

Columbus Life charges interest on the amounts borrowed at the current rate shown in the owner's Policy Schedule. Interest is due on each Policy Anniversary and on the date the loan is repaid. If interest is not paid when it is due, Columbus Life will treat it as an additional loan.

A loan can be repaid in full or in part at any time while the Insured is living. When you make a payment toward the principal amount of the loan, Columbus Life transfers the amount of the loan payment from the Loan Account back to the investment options on a pro-rata basis according to allocation instructions of the Policy owner at that time.

If the loan is not repaid before the Insured dies, the Indebtedness will be deducted when determining the Death Benefit to be paid by Columbus Life. If the loan is not repaid before the Policy is surrendered or the Policy lapses at the end of a Grace Period, the Indebtedness will reduce the Net Cash Surrender Value proceeds.

         G.       INCREASES IN SPECIFIED AMOUNT

The Policy owner may not increase the Specified Amount under this Policy.

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         H.       OTHER

         1.       Misstatement of Age or Sex

If the age or gender of an Insured is misstated in information sent to Columbus Life, Columbus Life will change any benefits under the Policy to those benefits that the cost of insurance charge for the month of death would provide if the correct age and gender had been stated. If Columbus Life does not discover the misstatement until after the payment of the Policy proceeds under one of the Income Plans has started, Columbus Life will deduct any overpayments, plus compound interest, from subsequent payments and will pay any underpayments, plus compound interest, in a lump sum.

         2.       Incontestability

Except for cases involving termination of the Policy for fraud (where permitted by state law), Columbus Life will not contest:

     o The Policy with respect to an Insured after the Policy has been in effect for two years during the Insured's lifetime;

     o Any rider attached to the Policy after the rider has been in effect for two years.

During these two-year periods, Columbus Life may contest the validity of a Policy, or the validity of any riders based on statements made in the application or any supplemental application. No statement will be used in contesting a claim unless it is in an application or supplemental application and a copy of the application is attached to the Policy. The contestability provision will continue to apply beyond the two-year period, even if we continue to accept premium payments, with respect to any Insured who dies during the two-year period if we do not receive notice of the death during the two-year period.

Except as otherwise required by state law, if the Policy is reinstated after termination, the two-year period of contestability begins on the reinstatement date. If the Policy has been in effect for two years, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than two years, it will be contestable as to statements made in the reinstatement application as well as the initial application and supplemental applications.

         3.       Suicide

The Policy does not cover suicide by an Insured, whether sane or insane, during the two-year period beginning with the Policy Date. If the Policy is in effect and an Insured commits suicide during this two-year period, Columbus Life will pay you the greater of the following amounts:

     o The premium payments, less any Indebtedness, less any previous withdrawals, and less all monthly costs of insurance on all persons other than the Insureds ever covered by rider

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     o    The Net Cash Surrender Value

Columbus Life will not pay any Death Benefit in these circumstances. If the first Insured commits suicide, the second Insured may use the limited benefit as the premium on a single life policy.

This provision also applies to any rider attached to the Policy. The two-year period begins on the rider's date of issue. In some states the suicide exclusion period may be less than two years and may include other limitations.

Except as otherwise required by state law, if the Policy terminates and is later reinstated, Columbus Life will measure the two-year time period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.

II.      TRANSFER PROCEDURES

         A.       REGULAR TRANSFERS

After the free look period, amounts may be transferred from one investment option to another. The Policy owner can transfer money among the Sub-Accounts or from the Sub-Accounts to the Fixed Account up to 12 times per year without a charge. Columbus Life will charge $10 for each additional transfer among the Sub-Accounts or to the Fixed Account in a Policy Year. The Policy owner is also permitted to make one transfer from the Fixed Account per Policy Year without charge. In the first four Policy Years, transfers from the Fixed Account are limited to 25% of the Fixed Account Value in a Policy Year.

The following guidelines apply to transfers other than dollar cost averaging transfers:

     o Each transfer must be at least $250 or the total value of a Sub-Account, if less than $250.

     o The allocation to each investment option must be at least 1% of the total transfer amount.

Transfers may be made by written request to Columbus Life, by telephone request if the Policy owner has completed a Telephone Authorization Form or by an authorized third-party.

         B.       DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows the Policy owner to transfer amounts at regular intervals from a Sub-Account that Columbus Life designates for this purpose or the Fixed Account to the other Sub-Accounts. The Policy owner can transfer (a) a specific dollar amount, (b) a specific percentage of money in the Sub-Account that Columbus Life designates for this purpose or the Fixed Account or (c) earnings in the Sub-Account Columbus Life designates for this purpose or the Fixed Account. The Policy owner selects the number, frequency and timing of the transfers in the Dollar Cost Averaging Program.

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The following guidelines apply to dollar cost averaging transfers:

     o    Dollar cost averaging transfers must continue for at least 12 months.

     o    Each transfer must be at least $100.

     o The allocation to each Sub-Account must be at least 1% of the transfer amount.

Dollar cost averaging transfers will stop (a) if the requested number of transfers is completed, (b) after using the program for 12 months, upon request,
(c) if there is not enough money in the source account to complete the transfer
(d) or where permitted by law, the Dollar Cost Averaging Program is discontinued by Columbus Life. If the program is discontinued, the Policy owner will be allowed to complete the number of transfers previously requested.

III.     REDEMPTION PROCEDURES - SURRENDERS AND RELATED TRANSACTIONS

         A.       SURRENDER FOR CASH

The Policy owner can cancel the Policy at any time. When the Policy is cancelled, Columbus Life pays the owner the Net Cash Surrender Value. This payment terminates the Policy and Columbus Life's obligations under the Policy.

The Net Cash Surrender Value will equal the Account Value, less any Indebtedness and any applicable surrender charge. The Net Cash Surrender Value may be less than the total of the premium payments.

         B.       WITHDRAWALS

After the first policy year, the Policy owner may withdraw a portion of the money from the Policy by sending written instructions to Columbus Life.

The following guidelines apply to withdrawals:

     o The Policy owner's instructions must include the Policy number or other information that identifies the Policy and the amount to be withdrawn.

     o    Each withdrawal must be at least $500.

     o No withdrawal may be made that would reduce the Net Cash Surrender Value below $250.

     o There is no withdrawal fee for the first partial withdrawal in a Policy Year. A withdrawal fee of $50 per withdrawal will be charged for each additional withdrawal in that Policy Year.

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     o    If death benefit Option 1 is selected, Columbus Life will reduce the
          Specified Amount of the Policy by an amount necessary such that the difference between the Death Benefit and the Account Value will be no greater immediately after the withdrawal than it was immediately before the withdrawal. (If the Policy owner has also purchased the Last Survivor Additional Life Rider, the proportion of Specified Amount and Additional life Rider Specified Amount will remain the same.)

     o The amount of the withdrawal if Death Benefit Option 1 is selected may be limited because the Specified Amount cannot be reduced to less than the Minimum Issue Limit by a withdrawal. As a result, if the Specified Amount is equal to the Minimum Issue Limit of the Policy, it is possible no withdrawal can be made.

When the withdrawal is processed, Columbus Life will deduct the amount withdrawn plus any withdrawal fees from the Account Value. Columbus Life withdraws money from each of the investment options on a pro-rata basis.

Columbus Life will generally send payments within seven days of the date that the request is processed. Columbus Life may delay calculating the amount of the payment from a Sub-Account or sending a payment from a Sub-Account for any of the following reasons:

     o    A premium payment made by check has not cleared the banking system.

     o The New York Stock Exchange is closed on a day that it normally would be open.

     o    Trading on the New York Stock Exchange is restricted.

     o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.

     o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for the Policy owner's protection.

Columbus Life reserves the right to delay payments from the Fixed Account for up to six months or a shorter period if required by state law. Columbus Life will notify the Policy owner if there will be a delay.

         C.       LOANS AND INDEBTEDNESS

The Policy owner can borrow money against the Policy while an Insured is living. The maximum loan is an amount equal to 90% of the Cash Surrender Value less any outstanding Indebtedness and less the amount of the Monthly Policy Charges for the next two months.

When a loan is made, Columbus Life transfers an equal amount to the amount of the loan into the Loan Account as the collateral for the loan. The money is transferred to the Loan Account from each of the investment options on a pro-rata basis.

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Interest at a rate not to exceed the maximum rate listed in the Policy Schedule is charged on amounts in the Loan Account and is payable on each Policy Anniversary. If the interest is not paid when due, Columbus Life will treat the interest payment as an additional loan and transfer the amount due to the Loan Account from each of the investment options on a pro-rata basis.

Columbus Life will pay interest on amounts in the Loan Account. The minimum interest rate is 3.00% annually.

A loan can be repaid in full or in part at any time while either Insured is living. When a payment is made toward the principal amount of the loan, Columbus Life transfers the amount of the loan repayment from the Loan Account back to the investment options on a pro-rata basis according to the then current allocation instructions.

If the loan is not repaid before the second Insured dies, Columbus Life will deduct the Indebtedness when determining the Death Benefit. If the loan is not repaid before the Policy is surrendered or lapses at the end of a Grace Period, Columbus Life will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

Finally, if the Indebtedness exceeds the Cash Surrender Value less the Monthly Policy Charges for the current month, Columbus Life can terminate the Policy. Columbus Life will mail a notice to the Policy owner at least 61 days before terminating the Policy. This notice will tell the Policy owner the minimum amount of the loan repayment that must be made to keep the Policy in effect. Columbus Life will mail the notice to the address of the Policy owner as shown on its records. If its records indicate that someone holds the Policy as collateral, Columbus Life will also mail a copy of the notice to that person's address as shown on its records.

         D.       DEATH BENEFITS AND DEATH PROCEEDS

As long as the Policy remains in force, Columbus Life will pay Death Proceeds to the named Beneficiary (or other appropriate Payee) in accordance with the Income Plan selected by the Policy owner or, if the Policy owner has not selected an Income Plan, by the Payee. If no Income Plan is selected, Columbus Life will pay the Death Proceeds in a lump sum. Generally, Columbus Life will begin making payments under the Income Plan selected within seven days after receiving satisfactory proof of the Insured's death, but payments may be delayed under certain circumstances as described earlier. In particular, during the first two Policy Years and in other instances where Columbus Life may have a basis for contesting a claim, there may be a delay beyond the seven-day period. Columbus Life will pay interest on the Death Proceeds as required by law.

Columbus Life pays the named Beneficiary the Death Proceeds. The Death Proceeds equal the Death Benefit plus any additional insurance on the life of the Insured provided by riders. However, if the Insured dies during a Grace Period, Columbus Life will reduce the Death Proceeds by any unpaid charges, but not by more than 3 times the sum of the Monthly Policy Charges.

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The Death Benefit is the amount payable under the base Policy to the Beneficiary when the second Insured dies. A choice of 2 death benefit options is available under the Policy: Option 1 and Option 2. The Death Benefit under Option 1 equals the greater of the following amounts:

     o    The Specified Amount, less any Indebtedness

     o The Account Value multiplied by the Applicable Death Benefit Factor, less any Indebtedness

The Death Benefit under Option 2 equals the greater of the following amounts:

     o    The Specified Amount plus the Account Value, less any Indebtedness

     o The Account Value multiplied by the Applicable Death Benefit Factor, less any Indebtedness

Columbus Life calculates the Death Benefit as of the date of the second Insured's death.

         E.       TERMINATION

Columbus Life will terminate the Policy and all insurance coverage under the Policy will stop in the following instances:

     o As of the date on which Columbus Life receives notice from the Policy owner requesting that the Policy be cancelled

     o As of the date the second Insured dies (although some riders may provide benefits for other covered persons beyond the second Insured's death)

     o As of the date a Grace Period related to the continuation of the Policy expires

     o As of 61 days or such other period as may be required by state law after Columbus Life mails a notice that the Indebtedness exceeds the Cash Surrender Value less the Monthly Policy Charges for the current month unless the Policy owner makes the necessary premium payment or loan repayment to continue the Policy

     o The day before the exchange date if the policy exchange option is exercised.

         F.       LAPSE

If a Grace Period related to the continuation of the Policy ends, the Policy owner has not paid the minimum additional premium, or loan repayment if there is Indebtedness, needed to continue the Policy and a No-Lapse Guarantee does not apply, the Policy will lapse. Columbus Life will not pay the Policy owner any money if the Policy lapses because the Net Cash Surrender Value of the Policy will have been reduced to zero.

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IV.      EXCHANGE PROCEDURES

         A.       CONVERSION TO A FIXED POLICY

A Policy may be exchanged for a fixed policy at any time:

     o    Within 24 months of the Policy Date; or

     o    Within 60 days of the later of:

          o notification of a change in the investment policy of Separate Account 1, or

          o    the effective date of the change.

If the Policy is exchanged, Columbus Life will transfer the entire value of the Policy owner's investment in the Sub-Accounts to the Fixed Account. There is no charge for this transfer. After the date a Policy is exchanged, Net Premiums may not be allocated, and transfers may not be made, to any of the Sub-Accounts. All other terms and charges of a Policy will continue to apply.

Where required by state law, Columbus Life will convert the Policy to a permanent whole life plan of insurance that was available for purchase on the Policy Date.

         B.       POLICY SPLIT OPTION

A Policy may be split into two variable or fixed policies at any time within six months after the date one of the following exchange option events occurs:

     o a final divorce decree on the Insureds' marriage has been in effect for six months and the Insureds have been living separately independently for a continuous six-month period. In no event can this option be exercised more than 12 months following the final divorce decree

     o    the federal tax law is changed resulting in:

          (a)  the repeal of the unlimited marital deduction provision; or

          (b) a reduction by at least 50% of the maxmium federal estate tax bracket.

If the Policy is split we will apply one-half of the Account Value to each new policy, and each new policy will have one-half the Specified Amount of this Policy. If either Insured is uninsurable, we will not issue a new policy but will pay one-half the Net Cash Surrender Value of the Policy to the owner.